

KLEHR HARRISON HARVEY BRANZBURGLLP

Thomas V. Ayala
Direct Dial: 215-569-4596
Email: tayala@klehr.com

May 6, 2022

VIA CM/ECF
Honorable Paul S. Diamond
United States District Court for the
Eastern District of Pennsylvania
14614 U.S. Courthouse
601 Market Street, Courtroom 14-A
Philadelphia, PA 19106

      Re: **Driver Opportunity Partners I, LP v. Republic First Bancorp, Inc., 2:22-cv-01694-PD (E.D. Pa.)**

Dear Judge Diamond,

This Firm represents Plaintiff Driver Opportunity Partners I, LP ("Plaintiff" or "Driver") in the above-captioned case. We received the letter from counsel for Defendant, Republic First Bancorp, Inc. ("Republic First"), sent to Your Honor today (Doc. No. 12). In the letter, Republic First reported that its eight-member Board of Directors (the "Board") is "evenly divided regarding to how to respond to Plaintiffs' Motion for Temporary Restraining Order and Preliminary Injunction" (the "Motion"). Republic First also asked whether the Court will permit submissions from counsel for each of the two Board factions setting forth each faction's respective views regarding the Motion.



May 6, 2022
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Driver also has received the Court's Order of today's date (Doc. No. 13). Driver respectfully submits that any response on behalf of a non-majority faction of the Board may not lawfully be submitted for any purpose *on behalf of Republic First*. Individual directors or groups of directors have no standing or right under Pennsylvania law or under Republic First's bylaws to speak on behalf of Republic First. Therefore, if the Court considers the views of Vernon Hill, Theodore Flocco, Barry Spevak, and/or Brian Tierney, three of whom are directors whose seats are up for reelection as the next annual meeting of shareholders, any such views by them may lawfully be submitted in their individual capacities only.

Under Pennsylvania law, only the full Board of Republic First is authorized to direct Republic First's response in this action.[1] Under 15 Pa. C.S. § 1502, the corporation may "sue or be sued, complain and defend and participate as a party in any judicial proceeding . . . in its corporate name" only. As a Pennsylvania

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[1] 15 Pa. C.S. § 1721(a) ("Unless otherwise provided by statute or in a bylaw adopted by the shareholders, all powers enumerated in section 1502 (relating to general powers) . . . or otherwise vested by law in a business corporation shall be exercised by or under the authority of . . . a board of directors."); *see also id.* § 1502(a)(2) and (c).



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corporation, Republic First may respond to Plaintiff's Motion only through its full

Board. 15 Pa. C.S. §§ 1502(a), (c) and 1721. Any such response by the corporation

must comprise "the acts of a *majority of the directors* present and voting at a meeting

at which a quorum is present."[2]   For the Board to act by written consent in the

absence of a meeting, such consent must by expressed by "*all of the directors* in

office on the date the first consent is signed." 15 Pa. C.S. § 1727(b).

Likewise, under Article II, Section 1 of the bylaws of First Republic, "the

business and affairs of the Corporation shall be managed under the direction of the

Board of Directors." (Compl. Ex. 1, Doc. No. 1-3, at 7 ("Bylaws")).[3] "All powers

of the Corporation may be exercised by or under authority of the Board of Directors

except as conferred on or reserved to the shareholders by law, by the Corporation's

Articles of Incorporation or by these By-Laws." *Id.*   The act of a "*majority of the*

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[2] 15 Pa. C.S. § 1727(a) ("Unless otherwise provided in the bylaws, a majority of the directors in office of a business corporation shall be necessary to constitute a quorum for the transaction of business, and the acts of a majority of the directors present and voting at a meeting at which a quorum is present shall be the acts of the board of directors.")

[3] The bylaws operate as regulations among the shareholders, directors, and officers of the corporation. 15 Pa. C.S. § 1505.



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directors present at any meeting at which a quorum is present shall be the act of the Board." Bylaws, Art. II, sec. 15. In the absence of a meeting, any "action required or permitted to be taken at any meeting of the Board of Directors or of any committee of the Board may be taken without a meeting, if *all members of the Board . . .* consent thereto in writing." *Id.* Art. II, sec. 18. With Republic First having reported to the Court that its Board is evenly divided regarding to how to respond to Driver's Motion, the corporation, which may only respond with authorization of the Board (and not a minority subset thereof), has failed to respond to the Motion, and the individual directors or groups of the Board have no standing or right to respond.

In addition, today's letter from Republic First confirms the need to grant the relief requested in Driver's Motion, as set forth in its proposed Preliminary Injunction Order (Doc. No. 3-5), to compel Republic First to hold its annual meeting and enable the shareholders to exercise their rights to elect directors. The Board's inability to agree on a response demonstrates immediate and irreparable harm to the shareholders' voting rights and the need to compel the corporation to hold its annual meeting to elect directors.



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Finally, in light of the current gridlock of the Board, Driver notes that the Court has the authority to appoint a custodian or special master to oversee the annual meeting of shareholders to elect directors, consistent with 15 Pa. C.S. §§ 1767(a)(3) and 1792(b) and the Court's equitable authority.

Respectfully submitted,

Thomas V. Ayala

tva

CC: Stacey A. Scrivani, Esq. and Nicholas Pennington, Esq.
Counsel for Republic First Bancorp, Inc.